SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

9F Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.00001 per share

(Title of Class of Securities)

65442R 109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 65442R 109 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “JFU.” Each ADS represents one Class A ordinary share of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65442R 109	Page 1 of 7 pages

1	Name of Reporting Person Changxing Xiao
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 13,920,300. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,920,300. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,920,300. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row (9)
10.9% of the Class A ordinary Shares, (or 7.1% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12	Type of Reporting Person IN

CUSIP No. 65442R 109	Page 2 of 7 pages

1	Name of Reporting Person DFM Capital Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 13,920,300. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,920,300. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,920,300. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row (9)
10.9% of the Class A ordinary Shares, (or 7.1% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12	Type of Reporting Person CO

CUSIP No. 65442R 109	Page 3 of 7 pages

Item 1(a).	Name of Issuer: 9F Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Jiufu Building, Rongxin Technology Center, Chaoyang District, Beijing, People’s Republic of China, 100102

Item 2(a).	Name of Person Filing: Changxing Xiao, DFM Capital Ltd. (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
The business address of Changxing Xiao is 2/F, Building B, B36 BOE Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China. The registered address of DFM Capital Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

Item 2(c)	Citizenship: Changxing Xiao is a citizen of the People’s Republic of China. DFM Capital Ltd. is a company incorporated in British Virgin Islands.
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value $0.00001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to five votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 65442R 109 has been assigned to the ADSs.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

CUSIP No. 65442R 109	Page 4 of 7 pages

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each Reporting Person is provided as of December 31, 2019. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The table below is prepared based on 128,228,600 shares of Class A ordinary shares and 66,962,400 shares of Class B ordinary shares outstanding as of December 31, 2019.

For Changxing Xiao:

Reporting Person: Changxing Xiao	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned:	13,920,300	(1)	0	13,920,300	(1)	—
(b) Percent of class:	10.9	%(2)	—	7.1	%(3)	3.0	%(4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	13,920,300	(1)	—	13,920,300	(1)	—
(ii) Shared power to vote or to direct the vote	0		—	0		—
(iii) Sole power to dispose or to direct the disposition of	13,920,300	(1)	—	13,920,300	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		—	0		—

Notes:

(1) Representing 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company controlled by DTFM Capital Trust. DTFM Capital Trust is a trust established under the laws of Guernsey and managed by DTFM (PTC) Ltd, a private trust company incorporated in British Virgin Islands, as the trustee. Mr. Changxing Xiao is the settlor of the trust and Mr. Changxing Xiao and his family members are the trusts’ beneficiaries. Under the terms of this trust, Mr. Changxing Xiao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by DFM Capital Ltd. in the Issuer. Mr. Changxing Xiao may be deemed to have the sole voting and dispositive power over the shares held by DFM Capital Ltd.

(2) To derive this percentage, (x) the numerator is 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company, and (y) the denominator is 128,228,600, being the numbers of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2019.

(3) To derive this percentage, (x) the numerator is 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company, and (y) the denominator is the sum of (i) 128,228,600, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2019, (ii) 66,962,400, being the number of the Issuer’s total Class B ordinary shares outstanding as of December 31, 2019 that are convertible into the same number of Class A ordinary shares.

(4) Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to five votes per Class B ordinary share.

For DFM Capital Ltd.:

Reporting Person: DFM Capital Ltd.	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned:	13,920,300	(1)	0	13,920,300	(1)	—
(b) Percent of class:	10.9	%(2)	—	7.1	%(3)	3.0	%(4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	13,920,300	(1)	—	13,920,300	(1)	—
(ii) Shared power to vote or to direct the vote	0		—	0		—
(iii) Sole power to dispose or to direct the disposition of	13,920,300	(1)	—	13,920,300	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		—	0		—

Notes:

(1) Representing 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company.

(2) To derive this percentage, (x) the numerator is 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company, and (y) the denominator is 128,228,600, being the numbers of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2019.

(3) To derive this percentage, (x) the numerator is 13,920,300 Class A ordinary shares held by DFM Capital Ltd., a British Virgin Islands company, and (y) the denominator is the sum of (i) 128,228,600, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2019, (ii) 66,962,400, being the number of the Issuer’s total Class B ordinary shares outstanding as of December 31, 2019 that are convertible into the same number of Class A ordinary shares.

(4) Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to five votes per Class B ordinary share.

CUSIP No. 65442R 109	Page 5 of 7 pages

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

CUSIP No. 65442R 109	Page 6 of 7 pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

CUSIP No. 65442R 109	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

Changxing Xiao

/s/ Changxing Xiao

DFM Capital Ltd.

By:	/s/ Changxing Xiao
Name:	Changxing Xiao
Title:	Director